Fortuna Launches New Website,

www.fortunasilver.com

Vancouver, May 17, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce the launch of its new website at www.fortunasilver.com. The redesigned website offers quick and easy access to company information and new multi-media features including a corporate video and an improved investor’s center.

The site was created to enhance communication with visitors and illustrate the company’s commitment to transparency by including a media room that includes a sampling of news articles about Fortuna, a corporate directory, archived news releases and corporate governance policies. The design showcases the  corporate vision and how Fortuna is creating value by growing its silver reserves and metal production and efficiently operating its assets with a commitment to safety, social and environmental responsibility.

Carlos Baca, Investor Relations Manager, explained: “As a growing company we understand the importance of continually evaluating our communications strategy and we are pleased to offer our visitors a more user-friendly interface for locating information.”

In addition, the website includes new photos of the company’s two 100%-owned operating mines, Caylloma Mine in Peru and San Jose Mine in Mexico, which guide visitors through each mine’s process from mine development, to final shipment of concentrate.

To visit the website go to www.fortunasilver.com.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

Carlos Baca

Investor Relations Manager

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot - Tel:  + 647.725.0813

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com